Filings under Rule 425

under the Securities Act of 1933

and deemed filed under Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filing by: Conatus Pharmaceuticals Inc.

Subject Company: Conatus Pharmaceuticals Inc.

SEC File No.: 001-36003

CONTACT: Keith Marshall Conatus Pharmaceuticals Inc. (858) 376-2600 IR@conatuspharma.com

Leading Independent Proxy Advisory Firms Recommend Conatus Pharmaceuticals Shareholders Vote

in Favor of its Merger with Histogen and the Required Reverse Stock Split

SAN DIEGO – May 18, 2020 – Conatus Pharmaceuticals Inc. (Nasdaq:CNAT) today announced that Institutional Shareholder Services Inc. (ISS) and Glass Lewis, two leading independent research and proxy advisory firms that provide institutional investors with voting assessment and recommendations, have recommended that Conatus stockholders vote “FOR” Conatus’ proposed merger with Histogen Inc. (“Histogen”) and “FOR” Conatus’ proposed reverse stock split, both of which are to be considered at Conatus’ upcoming special meeting of stockholders to be held on May 21, 2020.

In making its recommendations, ISS concluded:

“The strategic rationale for the transaction is sound, the process was reasonably thorough, and the stock consideration provides opportunity in the upside potential of a Company with three clinical-stage product candidates and sufficient near-term capital. As such, a vote for the merger and the share issuance is warranted.”

“We are very pleased that these highly influential proxy advisor firms have recommended that our stockholders vote in favor of the proposals to merger with Histogen and the required reverse stock split,” said Steven J. Mento, Ph.D., President, Chief Executive Officer and co-founder of Conatus. “Although the range of the reverse stock split is at the discretion of the board of directors within the specified range, the primary factor in determining the ratio for the split will be achieving the $4.00 minimum bid price required by Nasdaq for the combined company and required for the merger to be completed. I urge any stockholder who has not voted to do so, or who voted against Proposal 2 to reconsider and vote in favor of the proposal.”

If you have questions, need help voting your shares, or want to change your vote in favor of Proposal 2, please call Conatus’ proxy solicitation firm, Laurel Hill Advisory Group, LLC at 888-742-1305.

The record date for the special meeting is March 13, 2020. Stockholders who have previously sent in proxy cards or given instructions to brokers do not need to re-cast their votes unless they want to change their vote. The special meeting was previously adjourned until 9:00 a.m., Pacific Time, on May 21, 2020, and will be held virtually and stockholders can register to attend the meeting by visiting www.proxydocs.com/CNAT by no later than May 19, 2020 at 2:00 p.m. Pacific Time.

About the Proposed Merger

The merger is expected to close by the end of the second quarter of 2020, subject to approvals by the stockholders of Histogen and Conatus, a reverse stock split being implemented by Conatus, the

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continued listing of the combined company on Nasdaq and other customary closing conditions. As a result, current Conatus stockholders will collectively own approximately 26%, and Histogen stockholders will collectively own approximately 74%, of the combined company on a fully-diluted basis, after taking into account Histogen’s and Conatus’ outstanding options and warrants at the time of closing, irrespective of the exercise prices of such options and warrants, with such ratio subject to adjustment based on each company’s net cash balance at closing and changes in capitalization prior to the closing of the merger.

Forward-Looking Statements

Certain statements herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “would,” “expects,” “project,” “may,” “could,” “developments,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions. These forward-looking statements include, but are not limited to, statements concerning: the expected structure, timing and completion of the proposed merger; the expected ownership of the combined company based on the exchange ratio set forth in the merger agreement; future product development plans and projected timelines for the initiation and completion of preclinical and clinical trials; any statements regarding the combined company’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements; any statements relating to future Nasdaq listing; and any other statements that are not statements of historical fact. These statements are based upon the current beliefs and expectations of each company’s management and are subject to significant risks and uncertainties.

Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the proposed merger; risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; the risk that as a result of adjustments to the exchange ratio, Conatus stockholders and Histogen stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Conatus’ common stock relative to the exchange ratio; the businesses of Histogen and Conatus may not be combined successfully, or such combination may take longer than expected; the combined company’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; the combined company’s ability to continue to successfully progress research and development efforts and to create effective, commercially-viable products; and the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Conatus’ reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Histogen or Conatus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, neither Conatus nor Histogen undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

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Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger. In connection with the merger, Conatus has filed a registration statement on Form S-4 (File No. 333-236332) with the SEC that includes a definitive proxy statement of Conatus and that also constitutes a prospectus of Conatus, which proxy statement/prospectus was mailed or otherwise disseminated to Conatus stockholders. Conatus also plans to file other relevant documents with the SEC regarding the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.

In addition to receiving the proxy statement by mail, stockholders also will be able to obtain these documents, as well as other filings containing information about Conatus, the proposed merger and related matters, without charge, from the SEC’s website at http://www.sec.gov. In addition, these documents can be obtained, without charge, by sending an e-mail to info@conatuspharma.com, along with complete contact details and a mailing address or by contacting Conatus at (858) 376-2600.

Participants in Solicitation

Conatus and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from stockholders with respect to the merger. Information regarding the persons or entities who may be considered participants in the solicitation of proxies is set forth in the proxy statement and Form S-4 relating to the merger filed with the SEC. Information regarding the directors and executive officers of Conatus is set forth in the Conatus Annual Report on Form 10-K for Conatus’ year ended December 31, 2019, which was filed with the SEC on March 11, 2020. Additional information regarding the interests of such potential participants is included in the proxy statement and Form S-4 and the other relevant documents filed with the SEC.